Powin Corporation

6975 SW Sandburg Road, Ste. 326
Tigard, OR 97223

March 4, 2010

United States Securities and Exchange Commission

Attn: Mr. Edward M. Kelly, Senior Counsel, and Mr. Jay E. Ingram, Legal Branch Chief

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Powin Corporation

Pre-effective Amendment 5 to Registration Statement on Form S- I

Filed February 25, 2010

  File No. 333-160930

 Dear Mr. Kelly and Mr. Ingram:

We are writing in response to your comment letter dated February 16, 2010 regarding the above referenced registration statement.  Our responses to your comments follow each of the comments below.

Business and Recent Development, page 20 Recent Developments, page 26

1.

Please tell whether you expect to report income for the fiscal year ended December 31, 2009.  In addition, to the extent that you have any financial information available for the recently completed fourth quarter of 2009, please disclose and discuss such information.

RESPONSE: The Company does expect to report income for the fiscal year ended December 31, 2009.  The financial information for the recently completed fourth quarter of 2009 is currently being compiled and audited, and will be included in the Company’s Form 10-K that is in the process of being drafted. The Company’s Form 10-K will be filed according to the regularly-scheduled reporting deadlines, and the Company expects to file the Form 10-K on or about March 31, 2010.

Report of Independent Registered Public Accounting Firm, Page 56

2.

You previously indicated in your response to comment 30, in your letter dated January 27, 2010, that the statement of income, stockholders' equity, and cash flows for the year ended December 31, 2006 has been audited. However, your auditors' report does not reflect this.  In this regard, please have your register public accounting firm revise its report as appropriate.

RESPONSE: The former independent auditor of the Company has amended its Report which is now included on page 56.

Jay E. Ingram

Edward M. Kelly

Securities and Exchange Commission

Consolidated Statements of Operations, Pages 43 and 58

3.

Please revise to include the basic dilutive earnings per share and the basic and diluted weighted average shares outstanding on the face of your income statement.

RESPONSE: We have updated the Consolidated Statements of Operations to include the basic dilutive earnings per share and the basic and diluted weighted average shares outstanding on the face of the income statements. Please see pages 43 and 59.

Note 1- Summary of Significant Accounting Policies, page 62

4.

 Please revise your footnote to provide the basic and diluted EPS computations for the periods ended December 21, 2008, December 31, 2007, and December 31, 2006 as required by paragraph 40 of SFAS 128.

RESPONSE: We have amended the Registration Statement per your request and have added the basic and diluted EPS computations for the periods ended December 21, 2008, December 31, 2007, and December 31, 2006 as required by paragraph 40 of SFAS 128.  Please see page 64 of the Registration Statement.

Exhibit 16.1

5.

We are unclear as to why the letter provided by your former independent registered public accountants references the entity, Corporate Equity Investments, Inc.  In addition, it is unclear why they reference the date of March 23, 2009 when their opinion is dated June 17, 2009. Please advise or have your registered public accountants firm revise its letter as appropriate.

RESPONSE: The former independent auditor mistakenly provided the wrong comment letter for inclusion. We apologize for this oversight. We have included a new Exhibit 16.1 with the accurate companies and dates included.

Closing

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Vincent & Rees, L.C. at (801)303-5730 with any questions or concerns.

Sincerely,

Powin Corporation

By:   /s/ Joseph Lu

Joseph Lu, Chairman and CEO